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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                                       Commission File Number           0-27978
                                                              -----------------

                             NOTIFICATION OF LATE FILING

    (Check One):  [ X] Form 10-K   [  ] Form 11-K   [  ] Form 20-F
[  ] Form 10-Q    [  ] Form N-SAR

For Period Ended:     December 28, 1996
                  ------------------------------------------------------------
[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                               -----------------------------------------------

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

              Items 11, 12 and 13
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                           PART I.  REGISTRANT INFORMATION

Full name of registrant   Polycom, Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

  2584 Junction Avenue
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City, State and Zip Code    San Jose, CA  95134
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                           PART II.  RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[ X] (b)  The subject annual report, semi-annual report, transition report on
    Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III.  NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    Please see attached.


                             PART IV.  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

   Michael R. Kourey                                       (408) 474-2844
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   (Name)                                        (Area Code) (Telephone number)

    (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ] Yes   [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Polycom, Inc.
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                     (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 29, 1997           By   /s/ Michael R. Kourey
    ---------------------          -----------------------------------
                                    Name:    Michael R. Kourey
                                   Title:    Chief Financial Officer


                                          2.

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                                    POLYCOM, INC.

                              ATTACHMENT TO FORM 12b-25



PART III - NARRATIVE


         The information relating to executive compensation which is necessary to complete Items 11, 12 and 13 of the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "Annual Report") is not yet available. The Company has used its best efforts to compile the foregoing information; however, the Company is not able to compile the information in time to complete Items 11, 12 and 13 of the Form 10-K in a timely manner without unreasonable time or expense. These issues will be resolved within the 15-day extension period permitted by Rule 12b-25.